Mail Stop 4561

      August 15, 2005

James J. TerBeest
Chief Financial Officer
Crdentia Corporation
14114 Dallas Parkway
Suite 600
Dallas, TX 75254

      Re:	Crdentia Corporation
		Form 10-KSB for the Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 0-31152

Dear Mr. TerBeest:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your document.
In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Note 5 - Goodwill and Other Intangible Assets, pages F-17 - F-19

1. We note your intangible asset impairment of $1,800,000. With respect to this impairment, please give us a more detailed description of the facts and circumstances that led you to believe that certain intangible assets were impaired, which reporting unit(s) held these impaired intangible assets, and how you came to the conclusion that goodwill and other long lived assets within these reporting unit(s) were not also impaired.

Note 13 - Long Term Bonus Payable, page F-26

2. Please tell us what service period these bonuses relate to and in which period(s) you have recognized or will recognize the associated expense. In addition, please explain the terms of the bonuses and tell us whether the amounts are forfeitable under any circumstances.

Note 15 - Stockholders` Equity, pages F-32 - F-37

3. We note that you recorded approximately $5.8 million in compensation expense upon the return of 1,016,000 shares of your common stock by certain shareholders. In light of the fact that no consideration was provided to these shareholders, please tell us your basis in GAAP for recording the compensation expense. We are unclear as to what guidance in APB 25 applies to this situation.

Form 10-QSB for the Quarter Ended March 31, 2005

Note 13 - Subsequent Events, page 22

4. We note your acquisition of Prime Staff LP and Mint Medical
Staffing Odessa in May of 2005. Please tell us whether you evaluated the significance of these acquisitions using the guidance in Item
310(c)(2) of Regulation S-B.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. James J. TerBeest
Crdentia Corporation
August 15, 2005
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